SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:
An announcement regarding the third quarterly report for 2015 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 29, 2015.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORP
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
29 October 2015

As of the date of this announcement, directors of the Company are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

Announcement 2

The Third Quarterly Report for 2015

China Petroleum & Chemical Corporation
The Third Quarterly Report for 2015

29 October, 2015
Beijing, China

The Third Quarterly Report for 2015

1	Important notice

1.1
The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) and its directors, supervisors and senior management warrant that there are no material omissions, misrepresentations or misleading statements contained in this report and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

1.2	The third quarterly report for 2015 (the “Quarterly Report”) was approved at the 3rd meeting of the Sixth Session of the Board of Directors of Sinopec Corp.. All the directors attended this meeting.

1.3
Mr. Wang Yupu, Chairman of the Board of Directors, Mr. Li Chunguang, Director and President, Mr. Wang Xinhua, Chief Financial Officer and Mr. Wang Dehua, Head of the Corporate Finance Department of Sinopec Corp. warrant the authenticity, accuracy and completeness of the financial statements contained in the Quarterly Report.

1.4	The financial statements in the Quarterly Report were not audited.

The Third Quarterly Report for 2015

2	Basic information of Sinopec Corp.

2.1	Principal Financial Data And Indicators

2.1.1  Principal Financial Data and Indicators Prepared in Accordance with PRC Accounting Standards for Business Enterprises (“ASBE”)

 RMB million
	As at 30 September 2015	As at 31 December 2014	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,404,414	1,451,368	(3.24)
Total equity attributable to equity shareholders of the Company	675,496	594,483	13.63

	Nine Months		%
	2015	2014
Net cash flow from operating activities	116,593	108,247	7.71

Operating income	1,536,837	2,115,648	(27.36)
Net profit attributable to equity shareholders of the Company	25,848	51,169	(49.49)
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	24,677	49,317	(49.96)
Weighted average return on net assets (%)	4.05	8.71	(4.66) percentage points
Basic earnings per share (RMB)	0.214	0.438	(51.14)
Diluted earnings per share (RMB)	0.214	0.437	(51.03)

The Third Quarterly Report for 2015

Extraordinary (gain)/loss items	Third Quarter 2015 RMB million	Nine Months 2015 RMB million
Loss on disposal of non-current assets	91	152
Donations	9	60
Government grants	(995)	(2,313)
Gain on holding and disposal of various investments	517	(51)
Other extraordinary income and expenses, net	141	418
Subtotal	(237)	(1,734)
Tax effect	60	434
Total	(177)	(1,300)
Equity shareholders of the Company	(175)	(1,171)
Minority interests	(2)	(129)

2.1.2  Principal financial data and indicators prepared in accordance with International Financial Reporting standards (“IFRS”)

RMB million

	As at 30 September 2015	As at 31 December 2014	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	1,404,414	1,451,368	(3.24)
Equity attributable to owners of the Company	674,130	593,041	13.67

	Nine Months		%
	2015	2014
Net cash generated from operating activities	116,593	108,247	7.71

Operating profit	49,476	76,364	(35.21)
Net profit attributable to equity shareholders of the Company	27,030	51,798	(47.82)
Basic earnings per share (RMB)	0.224	0.444	(49.55)
Diluted earnings per share (RMB)	0.224	0.442	(49.32)
Return on net assets (%)	4.01	8.74	(4.73) Percentage points

The Third Quarterly Report for 2015

2.2	Total number of shareholders and top ten shareholders at the end of the reporting period

Total number of shareholders	848,982, including 842,681 holders of domestic A shares and 6,301 holders of overseas H shares.
Top ten shareholders (Top ten shareholders holding shares without selling restrictions)
Name of shareholders	Total number of shares held	Percentage (%)	Number of shares subject to pledge or lock-ups	Nature of shareholder
China Petrochemical Corporation	85,792,671,101	70.86	0	State-owned share
HKSCC (Nominees) Limited	25,509,676,264	21.07	Unknown	H share / A share
中国证券金融股份有限公司	1,749,204,604	1.44	0	A share
中央汇金投资有限责任公司	322,037,900	0.27	0	A share
国泰君安证券股份有限公司	133,653,406	0.11	0	A share
中国工商银行－上证50交易型开放式指数证券投资基金	81,583,080	0.07	0	A share
中国人民人寿保险股份有限公司－分红－个险分红	78,373,116	0.06	0	A share
贾铁斌	62,060,137	0.05	23,640,000	A share
国信证券股份有限公司	35,853,200	0.03	0	A share
中国建设银行－上证180交易型开放式指数证券投资基金	31,144,641	0.03	0	A share
Note:
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

The Third Quarterly Report for 2015

2.3	Review of operating results

In the first three quarters of 2015, global economic recovery remained slow. China’s GDP grew by 6.9%. International crude oil prices fluctuated at low level and continued to drop in the third quarter. Domestic refined oil product prices were adjusted timely in line with international crude oil prices with 5 consecutive cuts followed by one increase in the third quarter. Domestic apparent consumption of refined oil products grew by 2.6% over the same period of last year, driven by substantial increase of gasoline and kerosene consumption while diesel consumption dropped. Domestic demand for chemicals maintained a steady growth with ethylene equivalent consumption up by 3.2% compared with the same period of last year.

The Company, focusing on growth quality and profitability, through intensified analysis and forecasting of macro-economy and market trends, actively responded to the fluctuation of international crude oil price, fully leveraged the advantages across its integrated value chain, kept cost and expenses under control, and realised stable operations. In accordance with the ASBE and IFRS, net profit attributable to equity shareholders of the Company was RMB 25.848 billion and RMB 27.030 billion respectively in the first three quarters.

Exploration and Production: The Company took effective measures to cope with low oil prices, including optimising the exploration and production plans, setting up flexible investment decision making mechanism and cutting high-cost crude oil production. In exploration, we attained new discoveries in marine facies gas fields in western Sichuan. In development, Fuling shale gas and Yuanba gas projects progressed steadily. In the first three quarters, oil and gas production of the Company reached 350.82 million barrels of oil equivalent, down by 1.8%, out of which crude oil output dropped 2.4%, over the same period last year. Impacted by the sustained low crude oil price, Exploration and Production Segment had an operating loss of RMB 3.444 billion.

Refining: The Company optimised the crude oil allocation and processing plans, adjusted product slate and utilisation rate, and increased the yield of high value-added products, such as high-spec gasoline. We brought our scale advantages into full play to control the unit cost. We actively promoted the quality upgrading of refined oil products and provided high standard fuels to the market. We took our specialised business advantages to improve our dedicated marketing network. In the first three quarters, refinery throughput and refined oil products production increased by 1.4% and 2.9% respectively, among which gasoline up by 7.1%, jet fuel up by 17.2% and diesel down by 3.9% over the same period last year. Benefited by product yield optimisation and the refined oil product pricing mechanism improvement, Refining Segment had an operating profit of RMB 14.905 billion, up by 34.3% over the same period last year.

Marketing and Distribution: In light of the changes in supply and demand, the Company optimised marketing structure to increase retail volume and single station throughput. We accelerated the development of non-fuel business and its interaction with fuel business, promoted business cooperations and achieved volume and profit growth. We accelerated our transformation from an oil products supplier to a comprehensive service provider by using our network and brand advantages, upgrading the value creation capabilities of marketing network. In the first three quarters, total sales volume of refined oil products was 141 million tonnes,

The Third Quarterly Report for 2015

up by 1.9% over the same period last year. Total domestic sales volume of refined oil products was 127 million tonnes, up by 0.8%, of which retail volume reached 88.19 million tonnes, up by 1.9% over the same period last year. Transaction of non-fuel business reached RMB 19.2 billion, up by 66.7% compared with the same period last year. The operating profit of Marketing and Distribution Segment was RMB 21.5 billion, down by 18.7% over the same period last year.

Chemicals: The Company further optimised feedstock and product mix to achieve more cost-cutting and better efficiency. We put our efforts in R&D, production and marketing of new products, strengthened the coordination between R&D, production and marketing and maintained production volume growth of high value-added products, achieving better economic performance. The synthetic resin for special compound rate reached 59%, up by 1% and the synthetic fiber differentiation rate reached 81.8%, up by 5.7% over the same period last year. In the first three quarters, ethylene production reached 8.273 million tonnes, up by 5.3% and chemical sales volume was 45.38 million tonnes, up by 2.1% over the same period last year. Benefited by the structural adjustment, declining feedstock price and the competitive naphtha-based chemical products, the operating profit of Chemicals Segment was RMB 15.008 billion, up by RMB 18.524 billion over the same period last year.

Summary of Principal Operating Results for the First Three Quarters

		For nine-month period ended 30 September		Changes (%)
Operating data	Unit	2015	2014
Exploration and production
Oil and gas production1	million boe	350.82	357.41	(1.84)
Crude oil production	million barrels	262.38	268.87	(2.41)
China	million barrels	222.42	232.51	(4.34)
Overseas	million barrels	39.96	36.36	9.90
Natural gas production	billion cubic feet	530.14	530.80	(0.12)
Realized crude oil price	USD/barrel	48.91	94.72	(48.36)
Realized natural gas price	USD/thousand cubic feet	7.12	7.05	0.99
Refining4
Refinery throughput	million tonnes	178.32	175.83	1.42
Gasoline, diesel and kerosene production	million tonnes	112.19	108.99	2.94
Gasoline	million tonnes	40.85	38.13	7.13
Diesel	million tonnes	53.32	55.50	(3.93)
Kerosene	million tonnes	18.01	15.37	17.18
Light chemical feedstock	million tonnes	29.40	29.70	(1.01)
Light products yield	%	76.62	76.65	(0.03) percentage points
Refining yield	%	94.78	94.66	0.12 percentage points
Marketing and Distribution
Total sales of refined oil products	million tonnes	140.75	138.15	1.88

The Third Quarterly Report for 2015

		For nine-month period ended 30 September		Changes (%)
Operating data	Unit	2015	2014
Total domestic sales volume of refined oil products	million tonnes	126.71	125.66	0.84
Retail	million tonnes	88.19	86.56	1.88
Direct sales & Wholesale	million tonnes	38.52	39.10	(1.48)
Total number of Sinopec-branded service stations2	stations	30,500	30,551	(0.17)
Company-operated	stations	30,487	30,538	(0.17)
Annualised average throughput per station3	tonnes/station	3,857	3,799	1.53
Chemicals4
Ethylene	thousand tonnes	8,273	7,858	5.28
Synthetic resin	thousand tonnes	11,265	10,748	4.81
Synthetic rubber	thousand tonnes	668	725	(7.86)
Monomers and polymers for synthetic fibre	thousand tonnes	6,684	6,253	6.89
Synthetic fibre	thousand tonnes	967	986	(1.93)
Note:
1.	Conversion: for domestic production of crude oil, 1 tonne = 7.1 barrels; for overseas production of crude oil, 1 tonne=7.20 barrels; for production of natural gas, 1 cubic meter = 35.31 cubic feet.
2.	The number of service stations in 2014 was the number as at 31 December 2014.
3.	Throughput per service station data was annualised.
4.	Including 100% production of joint ventures.

Capital expenditure: The Company’s capital expenditures were RMB 38.065 billion in the first three quarters. Capital expenditure for Exploration and Production Segment was RMB 20.542 billion, mainly for development in Shengli oilfield, Tahe oilfield and Sichuan Basin, development of Fuling shale gas, LNG projects in Guangxi and Tianjin, pipeline pressure boosting for Sichuan to East China Gas Transmission Project, Jinan-to-Qingdao Gas Transmission PipelineⅡProject and overseas projects. Capital expenditure for Refining Segment was RMB 4.950 billion, mainly for refinery revamping and gasoline and diesel quality upgrading projects in Qilu and Jiujiang refineries. Capital expenditure for Marketing and Distribution Segment was RMB 7.149 billion, mainly for developing and renovating service stations, building oil products pipelines, oil depots and other storage facilities, and specific projects for safety hazards rectification and vapor recovery. We newly developed 272 service stations in the first three quarters of 2015. Capital expenditure for Chemicals Segment was RMB 4.2 billion, mainly for coal chemical projects and the Wuhan ethylene project. Capital expenditure for Corporate and Others was RMB 1.224 billion, mainly for R&D facilities and IT projects.

The Third Quarterly Report for 2015

3	Significant events

3.1	Significant changes in major items contained in the consolidated financial statements prepared in accordance with ASBE and the reasons for such changes.

Items of Consolidated Balance Sheet	30 September 2015	31 December 2014	Increase/(decrease)		Major reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Cash at bank and on hand	57,173	10,100	47,073	466.1	Mainly due to the capital injection to Sinopec Marketing Company from minority shareholder
Accounts receivable	62,163	90,831	(28,668)	(31.6)	Mainly due to the decline of international crude oil prices and decrease of unsettled volume of crude oil
Short-term loans	89,977	166,688	(76,711)	(46.0)	Mainly due to the decrease of the short-term US dollar loan
Accounts payable	129,635	198,366	(68,731)	(34.6)	Mainly due to the price decline of international crude oil and domestic refined oil products, and decrease of unsettled payment
Other payables	55,756	103,302	(47,546)	(46.0)	Mainly due to the decrease of unclosed or unsettled payment of derivatives, construction project and equipment
Capital reserve	119,072	48,703	70,369	144.5	Mainly due to the conversion of convertible bonds of the Company and the capital injection to Sinopec Marketing Company from minority shareholder
Minority interests	110,025	52,612	57,413	109.1	Mainly due to the capital injection to Sinopec Marketing Company from minority shareholder

Items of consolidated income statement	For nine-month period ended 30 September 2015	For nine-month period ended 30 September 2014	Increase/(decrease)		Main reasons for changes
			Amount	Percentage
	RMB million	RMB million	RMB million	(%)
Operating costs	1,217,056	1,803,729	(586,673)	(32.5)	Mainly due to the decline of international crude oil prices in 2015 compared with the same period last year, and the price decline of raw and auxiliary materials
Impairment losses	327	1,130	(803)	(71.1)	Mainly due to RMB 1.1 billion provision for the impairment in fixed and intangible assets of Sinopec Yizheng Chemical Fibre in the same period last year
Loss from changes in fair value	(25)	(2,032)	2,007	(98.8)	Mainly due to the RMB 2.2 billion losses in fair value changes of derivatives embedded in convertible bonds of the Company in the same period last year
Non-operating income	3,282	2,207	1,075	48.7	Mainly due to the consumption tax rebate from outsourced naphtha for continuous production and subsidies for Fuling shale gas

The Third Quarterly Report for 2015

Non-operating expenses	1,595	2,189	(594)	(27.1)	Mainly due to the decrease of the fixed assets disposal spending
Profit before taxation	45,013	71,227	(26,214)	(36.8)	Mainly due to the decline of international crude oil prices compared with the same period last year
Income tax expense	10,464	17,624	(7,160)	(40.6)	Mainly due to the decrease of profit compared with the same period last year

3.2	Analysis of the significant event progress, influence and resolution.

Increase of A Share Shareholding in Sinopec Corp. by Sinopec Group

On 8 July 2015, Sinopec Corp. received a notice from China Petrochemical Corporation (“Sinopec Group”), the controlling shareholder of Sinopec Corp., that Sinopec Group proposes to increase its shareholding in Sinopec Corp. in its own name or through person(s) acting in concert on the secondary market during the next 12 months (from 8 July 2015, the Increase Plan Implementation Period) by up to an aggregate number of shares not exceeding 2% of the total issued share capital of Sinopec Corp. (including those shares increased on 8 July 2015).

As at the end of 9 July 2015, Sinopec Group has increased 72,000,000 shares in aggregate in the Increase Plan Implementation Period, representing 0.06% of the total issued share capital of Sinopec Corp. Immediately prior to the Increase of Shareholding, Sinopec Group directly or indirectly held a total of 86,273,821,101 shares of Sinopec Corp., representing 71.26% of the total issued share capital of Sinopec Corp.. Immediately following the above-mentioned increase of shareholding, Sinopec Group directly or indirectly held a total of 86,345,821,101 shares of Sinopec Corp., representing 71.32% of the total issued share capital of Sinopec Corp..

3.3	Status of fulfilment of commitments undertaken by the Company, shareholder and actual controller.

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings (IPOs)	Initial Public Offering (IPO)	China Petrochemical Corporation
1  Compliance with the connected transaction agreements;
2  Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3  Implementation of the Reorganization Agreement (please refer to the definition of “Reorganization Agreement” in the H share prospectus of Sinopec Corp.);
4  Granting licenses for intellectual property rights;
5  Avoiding competition within the same industry; and
6  Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From June 22, 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., China Petrochemical Corporation made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp.
				Within five years, commencing October 27, 2010	Yes	Yes

The Third Quarterly Report for 2015

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.	Within five years, commencing March 15, 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				10 years after April 29, 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

Since 2010, Sinopec Group has earnestly fulfilled its commitments to eliminate competitions in refining business with Sinopec Corp. through: (1) injecting the related assets or equity interest of refining business into Sinopec Corp.; (2) providing most of the components as the intermediate feedstock to Sinopec Corp., and deliver the minor remaining by-products to Sinopec Corp. for marketing.

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

The Third Quarterly Report for 2015

3.4	This quarterly results announcement is published in both Chinese and English languages. In the event of any discrepancies, the Chinese version shall prevail.

By Order of the Board

Chairman

Wang Yupu

29 October 2015

The Third Quarterly Report for 2015

4.	Appendix

4.1    Quarterly financial statements prepared under China Accounting Standards for Business Enterprises

Consolidated Balance Sheet
as at 30 September 2015

 Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2015	As at 31 December 2014
Current assets：
Cash at bank and on hand	57,173	10,100
Bills receivable	13,688	13,963
Accounts receivable	62,163	90,831
Prepayments	5,321	3,780
Other receivables	23,580	29,251
Inventories	155,084	188,223
Other current assets	20,197	23,996
Total current assets	337,206	360,144
Non-current assets：
Available-for-sale financial assets	1,281	868
Long-term equity investments	85,670	80,593
Fixed assets	690,675	703,485
Construction in progress	160,372	177,667
Intangible assets	78,402	78,681
Goodwill	6,281	6,281
Long-term deferred expenses	13,599	14,158
Deferred tax assets	7,171	6,979
Other non-current assets	23,757	22,512
Total non-current assets	1,067,208	1,091,224
Total assets	1,404,414	1,451,368
Current liabilities：
Short-term loans	89,977	166,688
Short-term debentures payable	30,000	-
Bills payable	2,915	4,577
Accounts payable	129,635	198,366
Advances from customers	90,770	89,918
Employee benefits payable	3,781	839
Taxes payable	29,244	28,677
Other payables	55,756	103,302
Non-current liabilities due within one year	10,601	11,890
Total current liabilities	442,679	604,257

The Third Quarterly Report for 2015

Consolidated Balance Sheet (Continued)
as at 30 September 2015

 Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Non-current liabilities：
Long-term loans	57,619	67,426
Debentures payable	62,886	83,506
Provisions	31,572	29,715
Deferred tax liabilities	10,129	7,820
Other non-current liabilities	14,008	11,549
Total non-current liabilities	176,214	200,016
Total liabilities	618,893	804,273
Shareholders’ equity：
Share capital	121,071	118,280
Capital reserve	119,072	48,703
Other comprehensive income	(2,148)	(7,261)
Specific reserve	1,597	491
Surplus reserves	193,552	193,552
Retained earnings	242,352	240,718
Total equity attributable to shareholders of the Company	675,496	594,483
Minority interests	110,025	52,612
Total shareholders’ equity	785,521	647,095
Total liabilities and shareholders’ equity	1,404,414	1,451,368

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Balance Sheet
 as at 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2015	As at 31 December 2014
Current assets：
Cash at bank and on hand	31,080	1,805
Bills receivable	879	176
Accounts receivable	25,041	25,031
Prepayments	2,073	1,962
Other receivables	72,480	201,234
Inventories	45,794	74,654
Other current assets	12,420	19,186
Total current assets	189,767	324,048
Non-current assets：
Available-for-sale financial assets	297	91
Long-term equity investments	222,421	189,631
Fixed assets	417,977	452,361
Construction in progress	76,234	100,543
Intangible assets	8,353	8,834
Long-term deferred expenses	2,145	2,547
Other non-current assets	11,934	2,767
Total non-current assets	739,361	756,774
Total assets	929,128	1,080,822
Current liabilities：
Short-term loans	27,548	57,749
Short-term debentures payable	30,000	-
Bills payable	1,783	2,933
Accounts payable	73,974	102,399
Advances from customers	3,358	3,926
Employee benefits payable	1,978	310
Taxes payable	18,498	19,883
Other payables	94,270	198,144
Non-current liabilities due within one year	3,320	11,084
Total current liabilities	254,729	396,428

The Third Quarterly Report for 2015

Balance Sheet (Continued)
 as at 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Non-current liabilities：
Long-term loans	55,271	55,202
Debentures payable	45,500	62,221
Provisions	27,250	25,830
Deferred tax liabilities	1,635	600
Other non-current liabilities	3,153	1,892
Total non-current liabilities	132,809	145,745
Total liabilities	387,538	542,173
Shareholders’ equity：
Share capital	121,071	118,280
Capital reserve	68,716	54,690
Other comprehensive income	431	(206)
Specific reserve	826	232
Surplus reserves	193,552	193,552
Retained earnings	156,994	172,101
Total shareholders’ equity	541,590	538,649
Total liabilities and shareholders’ equity	929,128	1,080,822

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Consolidated Income Statement
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2015	Three-month periods ended 30 September 2014	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
I. Total operating income	496,475	759,476	1,536,837	2,115,648
II.Total operating costs	492,486	737,141	1,498,136	2,048,659
Including:Operating costs	397,323	655,680	1,217,056	1,803,729
Sales taxes and surcharges	59,374	48,183	179,260	141,950
Selling and distribution expenses	11,771	11,672	34,150	33,732
General and administrative expenses	17,831	16,852	52,102	51,291
Financial expenses	4,585	2,000	7,730	8,539
Exploration expenses, including dry holes	1,480	2,736	7,511	8,288
Impairment losses	122	18	327	1,130
Add: (Loss)/Gain from changes in fair value	(136)	42	(25)	(2,032)
Investment income	189	4,000	4,650	6,252
III. Operating profit	4,042	26,377	43,326	71,209
Add: Non-operating income	1,417	836	3,282	2,207
Less: Non-operating expenses	662	588	1,595	2,189
IV. Profit before taxation	4,797	26,625	45,013	71,227
Less: Income tax expense	790	5,716	10,464	17,624
V.Net profit	4,007	20,909	34,549	53,603
Attributable to:
Equity shareholders of the Company	1,421	19,739	25,848	51,169
Minority interests	2,586	1,170	8,701	2,434

The Third Quarterly Report for 2015

Consolidated Income Statement (Continued)
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
VI. Earnings per share：
(i) Basic earnings per share (RMB Yuan)	0.012	0.169	0.214	0.438
(ii) Diluted earnings per share (RMB Yuan)	0.012	0.169	0.214	0.437
VII.Total other comprehensive income	4,187	(2,489)	5,542	(1,299)
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	2,602	(687)	4,082	(551)
Available-for-sale financial assets	12	(1,908)	48	(1,281)
Share of other comprehensive (loss)/income of associates and jointly controlled entities	(27)	115	(145)	151
Foreign currency translation differences	1,600	(11)	1,557	380
Other	-	2	-	2
VIII.Total comprehensive income	8,194	18,420	40,091	52,304
Attributable to:
Equity shareholders of the Company	4,727	17,243	30,961	49,695
Minority interests	3,467	1,177	9,130	2,609

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Income Statement
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2015	Three-month periods ended 30 September 2014	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
I.Operating income	209,774	291,470	648,093	961,463
Less: Operating costs	154,794	230,906	472,638	762,680
Sales taxes and surcharges	43,941	36,245	129,961	107,105
Selling and distribution expenses	655	664	1,896	10,106
General and administrative expenses	10,310	9,690	29,631	34,146
Financial expenses	1,524	2,155	5,024	7,325
Exploration expenses, including dry holes	1,476	2,724	7,486	8,256
Impairment losses	(2)	74	96	69
Add: Gain/(Loss) from changes in fair value	9	42	(263)	(2,174)
Investment income	2,257	3,655	7,236	8,476
II. Operating profit	(658)	12,709	8,334	38,078
Add: Non-operating income	999	503	2,100	3,433
Less: Non-operating expenses	251	332	722	949
III.Profit before taxation	90	12,880	9,712	40,562
Less: Income tax expense	(804)	2,446	605	8,285
IV.Net profit	894	10,434	9,107	32,277
V.Total other comprehensive income	147	(1,794)	637	(1,160)
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	222	-	713	-
Available-for-sale financial assets	-	(1,908)	-	(1,309)
Share of other comprehensive (loss)/income in associates	(75)	114	(76)	149
VI.Total comprehensive income	1,041	8,640	9,744	31,117

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Consolidated Cash Flow Statement
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
I.Cash flows from operating activities：
Cash received from sale of goods and rendering of services	1,757,763	2,322,186
Refund of taxes and levies	2,483	1,156
Other cash received relating to operating activities	76,745	25,128
Sub-total of cash inflows	1,836,991	2,348,470
Cash paid for goods and services	(1,331,547)	(1,934,384)
Cash paid to and for employees	(37,946)	(38,619)
Payments of taxes and levies	(250,477)	(219,233)
Other cash paid relating to operating activities	(100,428)	(47,987)
Sub-total of cash outflows	(1,720,398)	(2,240,223)
Net cash flow from operating activities	116,593	108,247
II.Cash flows from investing activities：
Cash received from disposal of investments	1,253	3,564
Cash received from returns on investments	2,289	1,443
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	413	547
Other cash received relating to investing activities	4,685	1,367
Sub-total of cash inflows	8,640	6,921
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(71,363)	(84,649)
Cash paid for acquisition of investments	(8,382)	(8,276)
Other cash paid relating to investing activities	(3,104)	(1,137)
Sub-total of cash outflows	(82,849)	(94,062)
Net cash flow from investing activities	(74,209)	(87,141)

The Third Quarterly Report for 2015

Consolidated Cash Flow Statement (Continued)
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited

III.Cash flows from financing activities：
Cash received from capital contributions	105,681	2,701
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	105,681	2,701
Cash received from borrowings	863,620	799,899
Sub-total of cash inflows	969,301	802,600
Cash repayments of borrowings	(933,811)	(782,212)
Cash paid for dividends, profits distribution or interest	(30,726)	(36,742)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(736)	(1,337)
Other cash paid relating to financing activities	-	(18)
Sub-total of cash outflows	(964,537)	(818,972)
Net cash flow from financing activities	4,764	(16,372)
IV.Effects of changes in foreign exchange rate	7	148
V.Net increase in cash and cash equivalents	47,155	4,882
Add:Cash and cash equivalents at 1 January	9,355	15,046
VI. Cash and cash equivalents at 30 September	56,510	19,928

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Cash Flow Statement
 for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
I.Cash flows from operating activities：
Cash received from sale of goods and rendering of services	750,466	1,121,329
Refund of taxes and levies	1,750	731
Other cash received relating to operating activities	52,793	73,775
Sub-total of cash inflows	805,009	1,195,835
Cash paid for goods and services	(506,489)	(828,375)
Cash paid to and for employees	(24,195)	(27,988)
Payments of taxes and levies	(164,251)	(153,038)
Other cash paid relating to operating activities	(132,071)	(65,876)
Sub-total of cash outflows	(827,006)	(1,075,277)
Net cash flow from operating activities	(21,997)	120,558
II.Cash flows from investing activities：
Cash received from disposal of investments	138,514	6,841
Cash received from returns on investments	5,400	7,188
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,303	1,210
Other cash received relating to investing activities	746	38
Sub-total of cash inflows	148,963	15,277
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(45,251)	(65,376)
Cash paid for acquisition of investments	(15,217)	(30,414)
Sub-total of cash outflows	(60,468)	(95,790)
Net cash flow from investing activities	88,495	(80,513)
III.Cash flows from financing activities：
Cash received from borrowings	192,992	164,353
Sub-total of cash inflows	192,992	164,353
Cash repayments of borrowings	(201,029)	(169,268)
Cash paid for dividends, profits distribution or interest	(29,185)	(33,978)
Sub-total of cash outflows	(230,214)	(203,246)
Net cash flow from financing activities	(37,222)	(38,893)
IV.Net increase in cash and cash equivalents	29,276	1,152
Add:Cash and cash equivalents at 1 January	1,804	6,731
V. Cash and cash equivalents at 30 September	31,080	7,883

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman (Legal representative)	President	Chief Financial Officer	Head of accounting department

The Third Quarterly Report for 2015

Segment Reporting
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Income from principal operations
Exploration and production
External sales	43,736	51,907
Inter-segment sales	56,341	111,136
Subtotal	100,077	163,043
Refining
External sales	92,725	136,199
Inter-segment sales	617,926	844,039
Subtotal	710,651	980,238
Marketing and distribution
External sales	826,408	1,107,473
Inter-segment sales	2,093	3,965
Subtotal	828,501	1,111,438
Chemicals
External sales	210,116	272,024
Inter-segment sales	32,504	48,812
Subtotal	242,620	320,836
Corporate and others
External sales	335,357	519,406
Inter-segment sales	266,259	457,020
Subtotal	601,616	976,426
Elimination of inter-segment sales	(975,123)	(1,464,972)
Consolidated income from principal operations	1,508,342	2,087,009
Income from other operations
Exploration and production	5,152	9,546
Refining	3,497	3,686
Marketing and distribution	12,641	8,701
Chemicals	5,916	5,780
Corporate and others	1,289	926
Consolidated income from other operations	28,495	28,639
Consolidated operating income	1,536,837	2,115,648

The Third Quarterly Report for 2015

Segment Reporting (Continued)
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Operating profit/(loss)
By segment
Exploration and production	(4,332)	41,558
Refining	13,205	10,669
Marketing and distribution	20,742	26,517
Chemicals	15,003	(3,671)
Corporate and others	831	344
Elimination	982	111
Total segment operating profit	46,431	75,528
Investment income/(loss)
Exploration and production	(569)	2,081
Refining	498	(185)
Marketing and distribution	1,273	910
Chemicals	2,498	143
Corporate and others	950	3,303
Total segment investment income	4,650	6,252
Financial expenses	(7,730)	(8,539)
Loss from changes in fair value	(25)	(2,032)
Operating profit	43,326	71,209
Add: Non-operating income	3,282	2,207
Less: Non-operating expenses	1,595	2,189
Profit before taxation	45,013	71,227

The Third Quarterly Report for 2015

4.2    Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Three-month periods ended 30 September 2015	Three-month periods ended 30 September 2014	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Turnover and other operating revenues
Turnover	486,650	748,845	1,508,342	2,087,009
Other operating revenues	9,825	10,631	28,495	28,639
Subtotal	496,475	759,476	1,536,837	2,115,648
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(372,298)	(632,067)	(1,142,729)	(1,731,856)
Selling, general and administrative expenses	(16,887)	(16,398)	(49,048)	(50,133)
Depreciation, depletion and amortization	(24,005)	(22,567)	(70,254)	(65,800)
Exploration expenses, including dry holes	(1,480)	(2,736)	(7,511)	(8,288)
Personnel expenses	(13,512)	(13,614)	(40,105)	(40,368)
Taxes other than income tax	(59,374)	(48,183)	(179,260)	(141,950)
Other operating income/(expense), net	14	185	1,546	(889)
Total operating expenses	(487,542)	(735,380)	(1,487,361)	(2,039,284)
Operating profit	8,933	24,096	49,476	76,364
Finance costs
Interest expense	(1,827)	(2,626)	(6,211)	(8,766)
Interest income	1,091	360	2,169	1,236
Gain/(Loss) on embedded derivative component of the convertible bonds	-	42	(259)	(2,180)
Foreign currency exchange (loss)/gain, net	(3,849)	266	(3,688)	(1,009)
Net finance costs	(4,585)	(1,958)	(7,989)	(10,719)
Investment income	36	2,367	106	2,643
Share of profits from associates and joint ventures	676	1,633	4,749	3,609
Profit before taxation	5,060	26,138	46,342	71,897
Tax expense	(790)	(5,716)	(10,464)	(17,624)

The Third Quarterly Report for 2015

Consolidated Income Statement (Continued)
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Profit for the period	4,270	20,422	35,878	54,273
Attributable to：
Owners of the Company	1,636	19,255	27,030	51,798
Non-controlling interests	2,634	1,167	8,848	2,475
Profit for the period	4,270	20,422	35,878	54,273
Earnings per share
Basic earnings per share (RMB Yuan)	0.013	0.165	0.224	0.444
Diluted earnings per share (RMB Yuan)	0.013	0.165	0.224	0.442

The Third Quarterly Report for 2015

Consolidated Statement of Comprehensive Income
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Profit for the period	4,270	20,422	35,878	54,273
Total other comprehensive income	4,187	(2,489)	5,542	(1,299)
Items that may be reclassified subsequently to profit or loss(after tax and reclassification adjustments):
Cash flow hedges	2,602	(687)	4,082	(551)
Available-for-sale securities	12	(1,908)	48	(1,281)
Share of other comprehensive (loss)/income of associates and joint ventures	(27)	115	(145)	151
Foreign currency translation differences	1,600	(11)	1,557	380
Other	-	2	-	2
Total comprehensive income	8,457	17,933	41,420	52,974
Attributable to:
Owners of the Company	4,942	16,759	32,143	50,324
Non-controlling interests	3,515	1,174	9,277	2,650

The Third Quarterly Report for 2015

Consolidated Balance Sheet
as at 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	As at 30 September 2015	As at 31 December 2014
Non-current assets：
Property, plant and equipment, net	690,675	703,485
Construction in progress	160,372	177,667
Goodwill	6,281	6,281
Interest in associates	35,556	32,119
Interest in joint ventures	50,114	48,474
Available-for-sale financial assets	1,281	868
Deferred tax assets	7,171	6,979
Lease prepayments	49,461	49,136
Long-term prepayments and other non-current assets	66,297	66,215
Total non-current assets	1,067,208	1,091,224
Current assets:
Cash and cash equivalents	56,510	9,355
Time deposits with financial institutions	663	745
Trade accounts receivable	62,163	90,831
Bills receivable	13,688	13,963
Inventories	155,084	188,223
Prepaid expenses and other current assets	49,098	57,027
Total current assets	337,206	360,144
Current liabilities：
Short-term debts	77,318	75,183
Loans from Sinopec Group Company and fellow subsidiaries	52,703	102,965
Trade accounts payable	129,635	198,366
Bills payable	2,915	4,577
Accrued expenses and other payables	179,293	222,075
Income tax payable	815	1,091
Total current liabilities	442,679	604,257
Net current liabilities	(105,473)	(244,113)
Total assets less current liabilities	961,735	847,111

The Third Quarterly Report for 2015

Consolidated Balance Sheet (Continued)
as at 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Non-current liabilities：
Long-term debts	76,116	107,787
Loans from Sinopec Group Company and fellow subsidiaries	44,389	43,145
Deferred tax liabilities	10,129	7,820
Provisions	31,572	29,715
Other long-term liabilities	15,441	13,067
Total non-current liabilities	177,647	201,534
Total net assets	784,088	645,577
Equity：
Share capital	121,071	118,280
Reserves	553,059	474,761
Total equity attributable to owners of the Company	674,130	593,041
Non-controlling interests	109,958	52,536
Total equity	784,088	645,577

The Third Quarterly Report for 2015

Consolidated Statement of Cash Flow
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Net cash generated from operating activities(a)	116,593	108,247
Investing activities
Capital expenditure	(67,795)	(78,187)
Exploratory wells expenditure	(3,568)	(6,462)
Purchase of investments, investments in associates and investments in joint ventures	(8,382)	(8,276)
Proceeds from disposal of investments and investments in associates	906	3,564
Proceeds from disposal of property, plant, equipment and other non-current assets	413	547
Decrease/(increase) in time deposits with maturities over three months	82	(936)
Interest received	1,846	1,166
Investment and dividend income received	2,289	1,443
Net cash used in investing activities	(74,209)	(87,141)
Financing activities
Proceeds from bank and other loans	863,620	799,899
Repayments of bank and other loans	(933,811)	(782,212)
Contributions to subsidiaries from non-controlling interests	105,681	2,701
Dividends paid by the Company	(24,214)	(28,031)
Distributions by subsidiaries to non-controlling interests	(736)	(1,337)
Interest paid	(5,776)	(7,374)
Transaction with non-controlling interests	-	(18)
Net cash generated from financing activities	4,764	(16,372)
Net increase in cash and cash equivalents	47,148	4,734
Cash and cash equivalents at 1 January	9,355	15,046
Effect of foreign currency exchange rate changes	7	148
Cash and cash equivalents at 30 September	56,510	19,928

The Third Quarterly Report for 2015

Note to consolidated statement of Cash Flow
(a)    Reconciliation of profit before taxation to net cash generated from operating activities
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Operating activities
Profit before taxation	46,342	71,897
Adjustments for:
Depreciation, depletion and amortisation	70,254	65,800
Dry hole costs written off	5,277	5,200
Share of profits from associates and joint ventures	(4,749)	(3,609)
Investment income	(106)	(2,643)
Interest income	(2,169)	(1,236)
Interest expense	6,211	8,766
Loss on foreign currency exchange rate changes and derivative financial instruments	9,206	824
Loss on disposal of property, plant, equipment and other non-currents assets, net	152	790
Impairment losses on assets	327	1,130
Loss on embedded derivative component of the convertible bonds	259	2,180
Operating profit before change of operating capital	131,004	149,099
Accounts receivable and other current assets	32,023	(22,416)
Inventories	33,049	(10,175)
Accounts payable and other current liabilities	(69,557)	6,688
Subtotal	126,519	123,196
Income tax paid	(9,926)	(14,949)
Net cash generated from operating activities	116,593	108,247

The Third Quarterly Report for 2015

Segment Reporting
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Items	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Turnover
Exploration and production
External sales	43,736	51,907
Inter-segment sales	56,341	111,136
Subtotal	100,077	163,043
Refining
External sales	92,725	136,199
Inter-segment sales	617,926	844,039
Subtotal	710,651	980,238
Marketing and distribution
External sales	826,408	1,107,473
Inter-segment sales	2,093	3,965
Subtotal	828,501	1,111,438
Chemicals
External sales	210,116	272,024
Inter-segment sales	32,504	48,812
Subtotal	242,620	320,836
Corporate and others
External sales	335,357	519,406
Inter-segment sales	266,259	457,020
Subtotal	601,616	976,426
Elimination of inter-segment sales	(975,123)	(1,464,972)
Turnover	1,508,342	2,087,009
Other operating revenues
Exploration and production	5,152	9,546
Refining	3,497	3,686
Marketing and distribution	12,641	8,701
Chemicals	5,916	5,780
Corporate and others	1,289	926
Other operating revenues	28,495	28,639
Turnover and other operating revenues	1,536,837	2,115,648

The Third Quarterly Report for 2015

Segment Reporting (Continued)
for the nine-month periods ended 30 September 2015

Prepared by: China Petroleum & Chemical Corporation

Units: million   Currency: RMB   Type: unaudited
Result
Operating profit/(loss)
By segment
Exploration and production	(3,444)	41,748
Refining	14,905	11,102
Marketing and distribution	21,500	26,439
Chemicals	15,008	(3,516)
Corporate and others	525	480
Elimination	982	111
Total segment operating profit	49,476	76,364
Share of profits from associates and joint ventures
Exploration and production	(566)	2,080
Refining	487	(189)
Marketing and distribution	987	798
Chemicals	2,460	(65)
Corporate and others	1,381	985
Aggregate share of profits from associates and joint ventures	4,749	3,609
Investment income
Exploration and production	(3)	1
Refining	(26)	4
Marketing and distribution	80	112
Chemicals	38	208
Corporate and others	17	2,318
Aggregate investment income	106	2,643
Net finance costs	(7,989)	(10,719)
Profit before taxation	46,342	71,897

The Third Quarterly Report for 2015

4.3    Differences between Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i) Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii) Safety Production Fund

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

Prepared by: China Petroleum & Chemical Corporation
Units: million   Currency: RMB   Type: unaudited
	Nine-month periods ended 30 September 2015	Nine-month periods ended 30 September 2014
Net profit under ASBE	34,549	53,603
Adjustments:
Government grants (i)	85	87
Safety production fund (ii)	1,244	583
Profit for the period under IFRS	35,878	54,273

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	At 30 September 2015	At 31 December 2014
Shareholders’ equity under ASBE	785,521	647,095
Adjustments:
Government grants(i)	(1,433)	(1,518)
Safety production fund (ii)	-	-
Total equity under IFRS	784,088	645,577

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: October 30, 2015